Release Time    IMMEDIATE
Date            5 June 2000
Number          49/00


CHAIRMAN AND NAME OF NEW STEEL COMPANY ANNOUNCED

The Broken Hill Proprietary Company Limited (BHP) today announced the chairman and name of the new long products steel company scheduled to be spun-out later this year.
A news release detailing the announcements is attached.




Contact:
MEDIA RELATIONS:                    INVESTOR RELATIONS:
Mandy Frostick                      Robert Porter
Manager Media Relations             Vice President Investor Relations
Ph:     +61 3 9609 4157             Ph:     +61 3 9609 3540
Mob:    +61 419 546 245             Mob:    +61 419 587 456

Michael Buzzard                     Candy Ramsey BHP Investor Relations Houston
Senior Media Relations Advisor      Tel:    (713) 961-8640
Ph:     +61 3 9609 3709             EMail: ramsey.candy.pa@bhp.com.au
Mob:    +61 417 914 103


Release Time    IMMEDIATE
Date            5 June 2000
Number          01/00

CHAIRMAN AND NAME OF NEW STEEL COMPANY ANNOUNCED

The Broken Hill Proprietary Company Limited (BHP) today announced Peter Smedley, Group Managing Director and Chief Executive Officer Colonial Group will be appointed Chairman of OneSteel Limited, the new long products steel company scheduled to be spun-out later this year.

Mr Smedley said: "I am delighted to accept this appointment to be Chairman-Elect of OneSteel and to join Bob Every and his team as we drive towards the planned stock exchange listing later this year. OneSteel is an exciting Company and will have a great future.

"I will be working closely with Bob Every, and expect to have the full Board of OneSteel in place shortly. The Board will have an appropriate blend of experience and expertise, and be committed to maximising shareholder value. It will include two Executive Directors: Bob Every, OneSteel Managing Director and Chief Executive Officer and Bernard Carrasco, OneSteel Chief Financial Officer."

Dr Every said: "I am delighted to have Peter Smedley as our Chairman-Elect, given his outstanding track record and broad experience. My team and I are looking forward to working with Peter and the new Board to manage the business whilst completing the spin-out and listing".

"The name OneSteel encapsulates our strategy and commitment to being Australia's premier steel manufacturing and distribution company. We have the resources, the people, the distribution network and the product range to build the business and maximise value for our various stakeholders."

Dr Every said: "Today is a significant milestone in the journey towards our independence. We are now focused on the key steps which are ahead of us, culminating in our stock exchange listing which is planned to be completed before the end of the year."

					***

Contact:
David Goodwin                           Mandy Frostick
Vice President External Affairs         Manager Media Relations
OneSteel                                BHP
Ph:     (02) 9239 6616                  Ph:     (03) 9609 4157
Mob:    0419 585 298                    Mob:    0419 546 245



Fact Sheet 1

SMEDLEY, Peter J

Chairman-Elect, OneSteel Limited, June 2000

CAREER DATA :

Colonial Group 1993 -
Group Managing Director & Chief Executive Officer

Mr Smedley is Chief Executive Officer of the Colonial Group and Chairman of the State Bank of New South Wales. At Colonial he oversees funds under management worth $100 billion and directs more than 20,000 staff and field agents.

Chairman :
Care Australia Corporate Council
	State Bank of New South Wales
	Colonial Investment Management Limited
	Colonial Finance Limited
	Colonial (UK) Limited
	CMG Asia Ltd
	Colonial Mutual Life Australia

Deputy Chairman :
	Newcrest Mining Limited

Councillor/Member/Director :
	Business Council of Australia
	BCA National Gallery of Victoria
	President's Council Art Gallery of New South Wales
	Australian Davos Connection Ltd

Shell Australia :
	Executive Director, Downstream Oil & Chemicals (1990-92)
	Executive Director, Resources (1986-90)

	Executive Chairman  :
	Drayton Coal Pty Ltd 1988-90
	Callide Coalfields Pty Ltd 1988-90
	Theodore Coal Pty Ltd 1988-90
	Capricorn Coal Management Pty Ltd 1987-90
	German Creek Coal Pty Ltd 1987-90

	Director  :
	Shell Co of Aust Ltd 1986-92
	Shell Chemicals (Aust) Pty Ltd
	Shell Refining (Aust) Pty Ltd
	Shell Finance (Aust) Pty Ltd
	Neptune Oil Co Pty Ltd 1990-92

	Worsley Alumina Pty Ltd 1987-90
	Billiton Aust. Gold Pty Ltd (Boddington) 1986-90
	Austen & Butta Ltd 1986-90

	Area Co-ordinator Central and South America Shell International 1982-86 Shell International Petroleum Co., London

	Joined Shell Company of Australia Limited in 1963

Director :

	Australian Mining Industry CI 1988-90, Australian Mining Indust. Res Assn Ltd 1986-90
	Lloyds Register of Shipping (Aust)1990-93
	Alumina Development Council 1986-90

Personal :
Born:  2 January 1943.
Education: RMC Duntroon; BComm University of WA; MBA University of Melbourne.
Spouse: Christine
Children: 3 Sons 2 Daughters
Recreation: Sport, theatre, reading.